RECEIVED

2008 JAN 15 A 3:34

OFFICE OF INTERNATIONAL CORPORATE FINANCE

082-34643

Rule 12g3-2(b) File No. ~~82-5190~~

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.
Tel. Nr. Filing desk 202 942 80 50

[redacted]

08000204

Date January 9, 2008
Contact Li Sulejmanagic

SUPPL

Unaxis Holding
~~OC Oerlikon Corporation AG, Pfäffikon~~
Rule 12g3-2(b) File No. 82-5190

The enclosed information is being furnished to the Securities and Exchange Commission (the "SEC") on behalf of OC Oerlikon Corporation AG, Pfäffikon (the "Company") pursuant to the exemption from the Securities Exchange Act of 1934 (the "Act") afforded by Rule 12g3-2(b) thereunder.
This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Sincerely,
for and on behalf of
OC Oerlikon Corporation AG, Pfäffikon

Li Sulejmanagic

Corporate Communications

PROCESSED
JAN 16 2008
THOMSON
FINANCIAL

Enclosure

- **Disclosure of shareholding of Banque Cantonale Vaudoise pursuant to stock exchange act**

dlw 1/15

OC Oerlikon Corporation AG, Pfäffikon
Churerstrasse 120
P.O. Box
8808 Pfäffikon SZ
Switzerland

Li Sulejmanagic
Phone +41 58 360 96 06
Fax +41 58 360 91 93
li.sulejmanagic@oerlikon.com
www.oerlikon.com

œrlikon

Media release
Rule 12g3-2(b) File No. 82-5190

Disclosure of Shareholding pursuant to the Stock Exchange Act

Pfäffikon SZ, January 9, 2008 – According to information provided by Banque Cantonale Vaudoise, Place Saint-François 14, 1003 Lausanne, on January 7, 2008, their sale positions exceeded the 20 % threshold as at December 28, 2007. The structure of the notified holding in OC Oerlikon Corporation AG, Pfäffikon is as follows:

Purchase positions:

Percentage of voting rights: 5.89 %

- 266 231 registered shares (1.88 %)
- 458 156 long call options with 458 156 (3.24 %) voting rights conferred *)
- 108 775 (written) short put options with 108 775 (0.77 %) voting rights conferred *)

Sale positions:

Percentage of voting rights from underlying shares: 20.10 %

- 1 668 169 short call options with 1 668 169 (11.79 %) voting rights conferred *)
- 1 174 807 long put options with 1 174 807 (8.31 %) voting rights conferred *)

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*) Based on a recommendation by SWX Swiss Exchange of January 8, 2008, for practical reasons there will be no publication of the extensive details on the financial instruments required by article 13 section 1 and 1bis in connection with article 17 section 1 lit. a and section 1bis SESTO-FBC. These can be obtained free of charge from OC Oerlikon Corporation AG, Pfäffikon, Churerstrasse 120, CH-8808 Pfäffikon (e-mail: ir@oerlikon.com; tel: +41 58 360 96 22; fax: +41 58 360 91 93).

OC Oerlikon Corporation AG, Pfäffikon
Churerstrasse 120
P.O. Box
CH-8808 Pfäffikon SZ

Telephone +41 58 360 96 96
Fax +41 58 360 91 96
www.oerlikon.com

The shareholder's contact person for the present notification is:

François Seydoux, Case postale 300, 1001 Lausanne

Tel 021 212 17 70, Fax 021 212 10 95

For further information please contact:

Burkhard Böndel Corporate Communications Tel. +41 58 360 96 02 Fax +41 58 360 91 93 pr@oerlikon.com www.oerlikon.com	Frank Heffter Corporate Investor Relations Tel. +41 58 360 96 22 Fax +41 58 360 98 22 ir@oerlikon.com www.oerlikon.com

Oerlikon (SWX: OERL) is one of the world's most successful high-tech industrial groups specializing in machine and plant engineering. The company is a leader in the field of industrial solutions and innovative technologies for textile manufacture, thin-film coating, drive, precision and vacuum systems. With roots in Switzerland and a long tradition stretching back 100 years, Oerlikon is a global player with a workforce of more than 19,000 at 170 locations in 35 different countries. The company ranks either first or second in the respective global markets.

END